SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

InfraREIT, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

45685L 100

(CUSIP Number)

Nathan J. Christensen

c/o Hunt Consolidated, Inc.

1900 N. Akard Street

Dallas, TX 75201

Tel: (214) 978-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Hunt Consolidated, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 15,176,776*
	8	Shared voting power 454,102§
	9	Sole dispositive power 15,176,776*
	10	Shared dispositive power 554,940+
11	Aggregate amount beneficially owned by each reporting person 15,731,716°
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 26.4%±
14	Type of reporting person CO – corporation

*	Consists of (i) 6,334 shares of common stock, par value $0.01 per share (“Common Stock”), of InfraREIT, Inc., a Maryland corporation (“InfraREIT Inc.”), held by Hunt Transmission Services, L.L.C. (“HTS”), a subsidiary of Hunt Consolidated, Inc. (“Hunt Consolidated”), and (ii) 15,170,442 common units (“common units”) representing limited partnership interests in InfraREIT Partners, LP (the “Operating Partnership”) held by HTS. Common units are redeemable for cash or, at InfraREIT Inc.’s election, shares of Common Stock on a one-for-one basis.
§	Consists of 454,102 common units held by Electricity Participant Partnership, LLC (“EPP”), which is a subsidiary of Hunt Consolidated, for the benefit of current and former employees and service providers to Hunt Consolidated (“EPP Units”). Hunt Consolidated shares voting and dispositive power with respect to the EPP Units.
+	Consists of the EPP Units described above. Also includes (i) 9,252 shares of Common Stock and (ii) 91,586 common units granted as incentive compensation to and held by current Hunt Consolidated employees, which are subject to vesting (the “Compensation Securities”). Hunt Consolidated shares dispositive power with respect to the Compensation Securities.
°	Consists of (i) the shares of Common Stock and common units held by HTS described above, (ii) the EPP Units and (iii) the Compensation Securities.
±	In computing the percentage ownership, the reporting person has assumed that (i) there are 43,796,915 shares of Common Stock outstanding, as reported by InfraREIT Inc. in its Quarterly Report on Form 10-Q for the period ended September 30, 2017 and (ii) the common units beneficially owned by the reporting person have been exchanged for shares of Common Stock on a one-for-one basis and that those shares are outstanding but that no common units held by other persons have been exchanged for shares of Common Stock.

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Hunter L. Hunt
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States Citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 15,630,878*
	9	Sole dispositive power 0
	10	Shared dispositive power 15,731,716§
11	Aggregate amount beneficially owned by each reporting person 15,731,716§
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 26.4%+
14	Type of reporting person IN – individual

*	Consists of (i) 6,334 shares of Common Stock held by HTS, (ii) 15,170,442 common units held by HTS and (iii) the EPP Units (collectively, the “Subject Securities”). The EPP Units are held by EPP for the benefit of current and former employees and service providers to Hunt Consolidated. Hunt Consolidated shares voting and dispositive power with respect to the EPP Units. Mr. Hunt is Co-Chairman, Co-CEO and Co-President of Hunt Consolidated and controls Hunt Consolidated through one or more intermediaries. Common units are redeemable for cash or, at InfraREIT Inc.’s election, shares of Common Stock on a one-for-one basis.
§	Consists of (i) the Subject Securities and (ii) the Compensation Securities held by Hunt Consolidated employees but which remain subject to vesting and consist of (x) 9,252 shares of Common Stock and (y) 91,586 common units. Hunt Consolidated shares dispositive power with respect to the Compensation Securities. Mr. Hunt is Co-Chairman, Co-CEO and Co-President of Hunt Consolidated and controls Hunt Consolidated through one or more intermediaries.
+	In computing the percentage ownership, the reporting person has assumed that (i) there are 43,796,915 shares of Common Stock outstanding, as reported by InfraREIT Inc. in its Quarterly Report on Form 10-Q for the period ended September 30, 2017 and (ii) the common units beneficially owned by the reporting person have been exchanged for shares of Common Stock on a one-for-one basis and that those shares are outstanding but that no common units held by other persons have been exchanged for shares of Common Stock.

SCHEDULE 13D

Explanatory Note

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) is being jointly filed by Hunt Consolidated, Inc., a Delaware corporation (together with its subsidiaries, “Hunt Consolidated”), and Hunter L. Hunt, a citizen of the United States and member of the board of directors (the “Board”) of InfraREIT, Inc., a Maryland corporation (“InfraREIT Inc.” and, together with its subsidiaries, the “Company”). Mr. Hunt is Co-Chairman, Co-CEO and Co-President of Hunt Consolidated and controls Hunt Consolidated through one or more intermediaries. Hunt Consolidated and Mr. Hunt are collectively referred to as the “Reporting Persons.” This Amendment No. 7 amends, solely to the extent set forth herein, the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on February 17, 2015, which was (i) amended and restated in its entirety by Amendment No. 4 to the Schedule 13D filed by the Reporting Persons with the Commission on July 11, 2016 and (ii) further amended and restated to the extent set forth in (a) Amendment No. 5 to the Schedule 13D filed by the Reporting Persons with the Commission on February 28, 2017 (“Amendment No. 5”) and (b) Amendment No. 6 to the Schedule 13D filed by the Reporting Persons with the Commission on July 24, 2017 (“Amendment No. 6”). This Amendment No. 7 relates to the common stock, par value $0.01 per share, of InfraREIT Inc. (“Common Stock”), including common units (“common units” and, together with the Common Stock, “Securities”) representing limited partnership interests in InfraREIT Partners, LP, a Delaware limited partnership (the “Operating Partnership”).

The Reporting Persons are filing this Amendment No. 7 to reflect (i) the Reporting Persons’ intention, in connection with the ongoing evaluation by Hunt Consolidated of Alternative Arrangements (as defined in Amendment No. 5), to focus on evaluating and developing a “going private” transaction with respect to InfraREIT Inc. and (ii) the Reporting Persons’ expectation that Hunt Consolidated will continue to engage in discussions with representatives of InfraREIT Inc. regarding its REIT election and possible de-REIT transactions, as disclosed in the Current Report on Form 8-K filed by InfraREIT Inc. on January 10, 2018, in each case as described in more detail in Item 4 below.

InfraREIT Inc. is a real estate investment trust (“REIT”) that owns rate-regulated electric transmission and distribution assets in the State of Texas. The Company is externally managed by Hunt Utility Services, LLC, a Delaware limited liability company (“Hunt Manager”), which is a subsidiary of Hunt Consolidated.

Item 2.	Identity and Background

Item 2 is hereby supplemented and amended as follows:

(d) and (e). During the last five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named on Appendix A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented and amended as follows:

Consideration of Alternative Arrangements

As previously disclosed in Item 4 of Amendment No. 5 and Amendment No. 6, Hunt Consolidated has been engaged in developing and evaluating various Alternative Arrangements to the current business structures in place between InfraREIT Inc. and its subsidiaries, including the Operating Partnership and SDTS, on the one hand, and Hunt Consolidated and its subsidiaries and affiliates, on the other hand. The Alternative Arrangements identified in these prior amendments included, among others, (a) a “de-REIT” transaction in which InfraREIT Inc. would elect to no longer be treated as a REIT for federal income tax purposes, (b) a sale by InfraREIT Inc. of all or certain of its assets or operations to a third party, (c) a business combination between InfraREIT Inc. and a third party, (d) a business combination between InfraREIT Inc. or SDTS and Sharyland and (e) an acquisition of InfraREIT Inc. by or involving Hunt Consolidated.

In light of the recent enactment of the legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Cuts and Jobs Act”) in December 2017, as well as the ongoing evaluation by Hunt Consolidated of Alternative Arrangements, Hunt Consolidated believes that the likelihood that InfraREIT Inc. will continue indefinitely to elect to be treated as a REIT has been reduced.

Hunt Consolidated will continue to develop and evaluate scenarios and consider Alternative Arrangements of the types identified above. However, based on the evaluation by Hunt Consolidated to date, the Reporting Persons currently do not have a high level of interest in pursuing Alternative Arrangements that would involve a disposition of their entire interest in InfraREIT Inc. and the Operating Partnership. Instead, at the present time, the Reporting Persons are focusing on Alternative Arrangements that would enable them to maintain a substantial equity stake in InfraREIT Inc. or the Operating Partnership (or any successor business entities) and continue to actively participate in, and exercise a substantial degree of influence over, the business and affairs of these entities.

One Alternative Arrangement on which Hunt Consolidated is currently focusing is an acquisition of InfraREIT Inc. in a “going private” transaction as a result of which InfraREIT Inc. would no longer be a publicly traded entity. Such a transaction would require that Hunt Consolidated obtain outside financing from one or more investors to acquire the interests in InfraREIT Inc. and the Operating Partnership held by public investors and other third parties. There can be no assurance that such financing would be available on terms that Hunt Consolidated regards as acceptable, if at all. In addition, Hunt Consolidated expects that any such transaction would require approvals from the board of directors of InfraREIT Inc. or a committee thereof and/or the stockholders of InfraREIT Inc. In connection with the evaluation of a possible “going private” transaction, Hunt Consolidated or one of its affiliates has engaged a legal advisor and is in the process of engaging a financial advisor. In addition, Hunt Consolidated expects to participate in discussions with interested investors, including existing investors in InfraREIT Inc. and other third-party investors. There can be no assurance, however, that Hunt Consolidated will decide to pursue or propose a “going private” transaction or any other Alternative Arrangement, that any arrangement which may be proposed by Hunt Consolidated would be approved by InfraREIT Inc. or, if applicable, its stockholders or that any such arrangement would be successfully implemented. Hunt Consolidated has not determined a target date or timeline for the completion of its evaluation of Alternative Arrangements.

Review of REIT Election

In a Current Report on Form 8-K filed on January 10, 2018, InfraREIT Inc. disclosed that, in light of the enactment of the Tax Cuts and Jobs Act, InfraREIT Inc. is continuing to review its REIT election and the existing lessor-lessee relationship with Sharyland, including consideration of whether it should pursue a de-REIT transaction. Hunt Consolidated expects to engage in discussions with representatives of InfraREIT Inc. regarding InfraREIT’s evaluation of its REIT election and any potential de-REIT transaction.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended solely as follows:

(a), (b) The information set forth in Rows 7 through 13 of the cover page of this Amendment No. 7 for each Reporting Person is incorporated herein by reference. Amounts include (i) 6,334 shares of Common Stock and 15,624,544 common units owned directly by Hunt Consolidated or one of its subsidiaries and (ii) the Compensation Securities described in (d) below. Mr. Hunt is Co-Chairman, Co-CEO and Co-President of Hunt Consolidated and controls Hunt Consolidated through one or more intermediaries and, therefore, may be deemed the beneficial owner of such Securities. Mr. Hunt disclaims beneficial ownership of the Securities, except to the extent of his pecuniary interest therein. The percentage amount set forth in Row 13 on the cover page for each Reporting Person is calculated, as discussed in Item 4 above, based upon 59,513,045 shares of Common Stock outstanding, which assumes that the common units beneficially held by the Reporting Persons have been exchanged, one-for-one, for shares of Common Stock, but that no units held by other persons have been exchanged for shares.

(d) An aggregate of 454,102 of the common units beneficially owned by the Reporting Persons are held by EPP for the benefit of current and former employees and service providers to Hunt Consolidated. Additionally, Hunt Consolidated shares dispositive power with respect to an aggregate of (i) 9,252 shares of Common Stock and (ii) 91,586 common units granted as incentive compensation to, and currently held by, Hunt Consolidated employees, but remain subject to vesting (the “Compensation Securities”). The beneficiaries of the Securities described in the preceding two sentences have the right to receive distributions from such Securities.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 7 is true, complete and correct.

January 16, 2018	HUNT CONSOLIDATED, INC.

	By:	/s/ Nathan J. Christensen
	Name:	Nathan J. Christensen
	Title:	Senior Vice President & General Counsel

/s/ Gregory S. Imhoff as Attorney-In-Fact for Hunter L. Hunt

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF HUNT CONSOLIDATED, INC.

The following tables set forth the names, positions and present principal occupations or employment and business addresses of the members, directors and executive officers of Hunt Consolidated, Inc. All the individuals listed below are citizens of the United States.

Name	Position at Hunt Consolidated, Inc.	Present Principal Occupation or Employment and Business Address
Ray L. Hunt	Executive Chairman, Director	1900 N. Akard Street Dallas, Texas 75201

Hunter L. Hunt	Co-CEO, Co-Chairman Co-President, Director	1900 N. Akard Street Dallas, Texas 75201

Christopher W. Kleinert	Co-CEO, Co-Chairman Co-President, Director	1900 N. Akard Street Dallas, Texas 75201

David C. Hernandez	Executive Vice President, Chief Strategy Officer, Director	1900 N. Akard Street Dallas, Texas 75201

Jamie A. Beggs	Senior Vice President, Chief Financial Officer	1900 N. Akard Street Dallas, Texas 75201

Kevin P. Campbell	Senior Vice President, Chief Information Officer	1900 N. Akard Street Dallas, Texas 75201

Nathan J. Christensen	Senior Vice President, General Counsel	1900 N. Akard Street Dallas, Texas 75201

Bruce E. Cope	Senior Vice President, Chief Accounting Officer	1900 N. Akard Street Dallas, Texas 75201

Paul E. Hoffman	Senior Vice President, Director	1900 N. Akard Street Dallas, Texas 75201

Jill D. Meyer	Senior Vice President	1900 N. Akard Street Dallas, Texas 75201

Jeanne L. Phillips	Senior Vice President	1900 N. Akard Street Dallas, Texas 75201

Dan G. Ray	Senior Vice President	1900 N. Akard Street Dallas, Texas 75201

James A. Savage, Jr.	Senior Vice President	1900 N. Akard Street Dallas, Texas 75201

Brian R. Swinford	Senior Vice President, Treasurer	1900 N. Akard Street Dallas, Texas 75201